

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Matthew Fernand
Chief Legal Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

> **Re: Seritage Growth Properties**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response Dated July 29, 2022**
> **File No. 001-37420**

Dear Mr. Fernand:

We have reviewed your July 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

Correspondence Submitted July 29, 2022

General

1. We note your response to comment 1. As reflected in your response, please disclose in the proxy statement that in the event that the company determines to effect a transaction which, pursuant to Maryland law, would require a shareholder vote, the company would circulate a subsequent proxy statement that would comply with Item 14 of Schedule 14A.

2. We note your disclosure that the company engaged Barclays as its financial advisor and that Barclays prepared a presentation to the special committee regarding its analyses of the Estimated Total Shareholder Distributions Range, including projections. We also note your disclosure that CBRE provided input on the Estimated Total Shareholder

Matthew Fernand
Seritage Growth Properties
August 17, 2022
Page 2

Distributions Range. Please disclose the information required by Item 1015(b) of
Regulation M-A in the filing.

3. We note your response to comment 2. As reflected in your response, please disclose in
the proxy statement that if the company were to decide to engage in a transaction with Mr.
Lampert or any of his affiliates that would constitute a Rule 13e-3 transaction, the
company would file a Schedule 13E-3 and circulate a subsequent proxy statement, which
would comply with the requirements of Schedule 13e-3 and seek separate shareholder
approval for that transaction. Note that if a series of transactions by an affiliate results in
a going private effect, a Schedule 13E-3 must be filed at the first step of such series.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with
any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Philip Richter, Esq.